UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-1F/A
TENDER OFFER STATEMENT PURSUANT TO RULE 14D-1(B) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

GOLDBELT RESOURCES LTD.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

WEGA MINING INC.
a wholly-owned subsidiary of
WEGA MINING ASA
(Bidder)

Common Shares
(Title of Class of Securities)

380 755 405
(CUSIP Number of Class of Securities)

Hans-Arne L’orange
Executive Vice President
Wega Mining ASA
Karenslyst Allé 2, 5 etg.
P.O. Box 568 Skøyen
Oslo, Norway N-0278
+47 2316 0104
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)
Copy to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Telephone: (212) 588-5500
Facsimile: (212) 308-0132
November 5, 2007
(Date tender offer first published, sent or given to security holders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
Offer to Purchase and Offer Circular, dated November 5, 2007, including Letter of Transmittal and Notice of Guaranteed Delivery. (1)
Item 2. Informational Legends
See inside front cover page of the Offer to Purchase and Offer Circular, dated November 5, 2007.(1)

(1)	Filed on November 5, 2007.
I-1

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following exhibits have been filed as part of this Schedule:

Exhibit No.	Description
1.1	Support Agreement, dated October 17, 2007, between Wega Mining ASA (“Wega”), Wega Mining Inc. and Goldbelt Resources Ltd. (“Goldbelt”) (1)
1.2	Joint Press Release, dated October 18, 2007, issued by Wega and Goldbelt (1)
1.3	Early Warning Report, dated October 19, 2007, filed by Wega (1)
1.4	Report pursuant to section 189.1.3 of the Regulations under the Securities Act (Québec) (1)
1.5	Press Release, dated December 10, 2007, issued by Wega (2)
1.6	Early Warning Report, dated December 18, 2007, filed by Wega (3)

(1)	Previously filed with the Bidders’ Schedule 14D-1F (File No. 005-46615) filed on November 5, 2007.

(2)	Previously filed with the Bidders’ Schedule 14D-1F/A (Amendment No. 1) (File No. 005-46615) filed on December 10, 2007.

(3)	Filed herewith.
II-1

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
     1.     Undertakings.
     (a)     Wega Mining ASA and Wega Mining Inc. undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
     (b)     Wega Mining ASA and Wega Mining Inc. undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
     2.     Consent to Service of Process.
     (a)     On November 5, 2007, each of the Bidders filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     (b)     Any change to the name or address of a registrants’ agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.
III-1

PART IV
SIGNATURES
     By signing this Schedule, Wega Mining ASA consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 2 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Wega Mining ASA’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

WEGA MINING ASA
Date: December 18, 2007
	By:	/s/ Hans-Arne L’orange
		Name:	Hans-Arne L’orange
		Title:	Executive Vice President

IV-1

     By signing this Schedule, Wega Mining Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 2 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Wega Mining Inc.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

WEGA MINING INC.
Date: December 18, 2007
	By:	/s/ Ronald MacArthur
		Name:	Ronald MacArthur
		Title:	Chief Executive Officer and President

IV-2

EXHIBIT INDEX

Exhibit No.	Description
1.1	Support Agreement, dated October 17, 2007, between Wega Mining ASA (“Wega”), Wega Mining Inc. and Goldbelt Resources Ltd. (“Goldbelt”) (1)
1.2	Joint Press Release, dated October 18, 2007, issued by Wega and Goldbelt (1)
1.3	Early Warning Report, dated October 19, 2007, filed by Wega (1)
1.4	Report pursuant to section 189.1.3 of the Regulations under the Securities Act (Québec) (1)
1.5	Press Release, dated December 10, 2007, issued by Wega (2)
1.6	Early Warning Report, dated December 18, 2007, filed by Wega (3)

(1)	Previously filed with the Bidders’ Schedule 14D-1F (File No. 005-46615) filed on November 5, 2007.

(2)	Previously filed with the Bidders’ Schedule 14D-1F/A (Amendment No. 1) (File No. 005-46615) filed on December 10, 2007.

(3)	Filed herewith.